UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
<u>WASHINGTON, D.C. 20549</u>

FORM 8-K

Current Report Pursuant to
Section 13 Or 15(d) of the Securities Exchange Act of 1934

October 7, 2008
Date of Report (Date of earliest event reported)

Commission File Number 1-6560

THE FAIRCHILD CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware
(State of incorporation or organization)

34-0728587
(I.R.S. Employer Identification No.)

1750 Tysons Boulevard, Suite 1400, McLean, VA 22102
(Address of principal executive offices)

(703) 478-5800
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

FORWARD-LOOKING STATEMENTS:

Certain statements in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operation and business. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate,'' ''believe,'' ''could,'' ''estimate,'' ''expect,'' ''intend,'' ''may,'' ''plan,'' ''predict,'' ''project,'' ''will'' and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend estimates that may cause our actual future activities and results of operations to be materially different from those suggested or described in this financial discussion and analysis by management. These risks include: our ability to finance and successfully operate our retail businesses; our ability to accurately predict demand for our products; our ability to receive timely deliveries from vendors; our ability to raise cash to meet seasonal demands; our dependence on the retail and aerospace industries; our ability to maintain customer satisfaction and deliver products of quality; our ability to properly assess our competition; our ability to improve our operations to profitability status; our ability to liquidate non-core assets to meet cash needs; our ability to attract and retain highly qualified executive management; our ability to achieve and execute internal business plans; weather conditions in Europe during peak business season and on weekends; labor disputes; competition; foreign currency fluctuations; worldwide political instability and economic growth; military conflicts, including terrorist activities; infectious diseases; new legislation which may cause us to be required to fund our pension plan earlier than we had expected; and the impact of any economic downturns and inflation.

If one or more of these and other risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this filing, even if new information, future events or other circumstances have made them incorrect or misleading.

ITEM 5.02(b) and (c) RESIGNATION OF CHIEF EXECUTIVE OFFICER AND APPOINTMENT OF ACTING CHIEF EXECUTIVE OFFICERS

On October 7, 2008, Jeffrey J. Steiner submitted his resignation as Chief Executive Officer and Director of the Company, due to illness. He will remain involved with the Company as a strategic consultant.

On the same date, Philip Sassower, the Company's Chairman of the Board, and Eric Steiner, its President and Chief Operating Officer, were appointed by the Board of Directors of the Company to share responsibilities as Chief Executive Officers, on an acting basis.

Philip Sassower, 68, has been a Director of the Company since 2008. Mr. Sassower has served as the Chief Executive Officer of Xplore Technologies Corp. since February 2006, and has been Chairman of the Board of Xplore since December 2004. Mr. Sassower is also the Chief Executive Officer of SG Phoenix LLC, a private equity firm, and has served in that capacity since May 2003. Mr. Sassower has also been Chief Executive Officer of Phoenix Enterprises LLC, a private equity firm, and has served in that capacity since 1996. Mr. Sassower served as Chairman of the Board of Communication Intelligence Corp., an electronic signature solution provider, from 1998 to 2002, and Chairman of the Board of Newpark Resources, Inc., an environmental services company, from 1987 to 1996.

Eric Steiner, 46, has been a Director of the Company since 1988, President of the Company since September 1998, and Chief Operating Officer of the Company since November 1996. He was Executive Vice President of the Company from November 1996 to September 1998, and Senior Vice President, Operations of the Company from May 1992 to November 1996. Dr. Steiner is a Director of Aqua Bounty Technologies, Inc. (ABTX), a U.S. company traded on the AIM exchange in the United Kingdom. The Company has an investment in Aqua Bounty. Dr. Steiner is the son of Jeffrey J. Steiner.

Phoenix FA Holdings LLC and certain members of the Steiner family are party to a Stockholders' Agreement which was disclosed by the Company on a Form 8-K dated September 17, 2008.

Further details are provided in the press release attached hereto as Exhibit 99.1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

The following are filed as exhibits to this report:

(d) Exhibits

  99.1 Press Release, dated October 8, 2008, issued by the Company.

SIGNATURES:

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 8, 2008

                    THE FAIRCHILD CORPORATION

       By: /s/ DONALD E. MILLER
     Name: Donald E. Miller
      Title: Executive Vice President, Secretary and
               General Counsel